EXHIBIT 99.1

Westport Fuel Systems to Announce Fourth Quarter and Full Year 2020 Financial Results on Monday, March 15, 2021

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated November 9, 2020 to its final short form base shelf prospectus for the Province of Quebec and its amended and restated final short form base shelf prospectus for each of the Provinces of Canada except Quebec, each dated October 27, 2020.

VANCOUVER, British Columbia, March 01, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX/ Nasdaq: WPRT) will disclose its financial results for the fourth quarter and fiscal year ended December 31, 2020 on Monday, March 15, 2021 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Tuesday March 16, 2021 at 10:30am Eastern Time (7:30am Pacific Time).

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at https://investors.wfsinc.com/.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 6262. The telephone replay will be available until March 23, 2021. The webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com